UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of July 2008.

Commission File Number: 000-50392

TRANSAKT LTD.

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________
..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2008

TransAKT Ltd.

By: /s/ James Wu Name: James Wu Title: President

OTCBB: TAKDF	News Release July 16, 2008

TransAKT Ltd. Announces SAGM Results

CALGARY, ALBERTA: July 16, 2008 -- TransAKT Ltd. (OTCBB: TAKDF) (the “Company” or “TransAKT”), a global manufacturer and distributor of telecommunications hardware for commercial and residential users, is pleased to announce results of its Special and Annual General Meeting of shareholders (SAGM) held June 30, 2008.

The shareholders considered and approved the following matters at the SAGM, the particulars of which are set out in more detail in the Company's Information Circular, dated May 28, 2008:

1.	Messrs. James Wu, Cheng Chun-Chih, Dr. Shiau Tzong-Huei, Tseng Ming-Huang and Mark Fletcher were elected as directors of the Company for the ensuing year;

2.	Kabani & Company, Inc., Certified Public Accountants, were re-appointed the auditor of the Company for the ensuing year; and

3.	The special resolution for the continuance of the Company into the State of Nevada was approved by the shareholders, and the Board will be getting the continuance process underway in the near future.

The shareholders did not approve the proposed special resolutions to change the name of the Company and to consolidate the Company’s common shares.

About TransAKT:

TransAKT Ltd. is a global manufacturer and distributor of telecommunications based in Calgary, Alberta with main operations in Taipei, Taiwan. Through its wholly -owned subsidiary Taiwan Halee International (HTT), TransAKT is one of the largest distributors of telecommunications equipment for the Small Office-Home Office market, with more than 650 distribution outlets in Taiwan. TransAKT also designs, manufactures and sells its own products that combine the latest technologies in voice communications, voice over IP, GSM and Wi-Fi technologies. The Company has exclusive distribution agreements for Taiwan with the world's leading brands in telecommunications Panasonic, Sanyo, Siemens and Vito. For more information, visit http://www.transaktltd.com. To access the Company’s latest filings, including Form 20F, visit http://www.sec.gov or http://www.sedar.com.

This press release contains certain forward-looking statements and these forward-looking statements involve certain risks and uncertainties that could cause actual results to differ, including but not limited to, our limited operating history and history of losses, and our inability to compete effectively in the marketplace, and such other risks as identified in documents filed with the Securities and Exchange Commission. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

CONTACT
James Wu, President	(403) 290-1744
Christian Nielsen	(403) 290-1744

cnielsen@transaktltd.com